CUSIP No. 918278-10-2                                              Page 1 of 7


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*

                                V-ONE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                   918278-10-2
                                 (CUSIP Number)


                               Charles B. Griffis
                         1803 Research Blvd., Suite 305
                               Rockville, MD 20850
                                 (301) 838-8900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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CUSIP No. 918278-10-2                                              Page 2 of 7


                                  SCHEDULE 13D

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hai Hua Cheng

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ( )
                                                                        (b) ( )

3              SEC USE ONLY



4              SOURCE OF FUNDS

               PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Republic of China - Taiwan

NUMBER OF      7        SOLE VOTING POWER
SHARES
BENEFICIALLY            1,669,139
OWNED BY EACH
REPORTING
PERSON WITH    8        SHARED VOTING POWER

                        None

               9        SOLE DISPOSITIVE POWER

                        1,669,139

              10        SHARED DISPOSITIVE POWER

                        None

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,669,139

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       (  )

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.0%

14            TYPE OF REPORTING PERSON

              IN

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CUSIP No. 918278-10-2                                              Page 3 of 7


                           Statement on Schedule 13D


          This statement on Schedule 13D ("Schedule 13D") is the initial Statement on Schedule 13D of Hai Hua Cheng filed with respect to the beneficial ownership by such person of shares of common stock, $0.001 par value per share ("Common Stock"), of V-ONE Corporation, a Delaware corporation ("Issuer").

          To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of Hai Hua Cheng.

       ITEM 1. SECURITY AND ISSUER.

          This Schedule 13D relates to shares of the Common Stock, $0.001 par value per share, of V-ONE Corporation, a Delaware corporation. The address of the Issuer's principal executive offices is 1803 Research Boulevard, Suite 305, Rockville, Maryland 20850.

       ITEM 2. IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by Hai Hua Cheng.

          (a) Hai Hua Cheng is a director of V-ONE Corporation. Mr. Cheng is the majority owner, Vice President and a director of Scientek Corporation. He is a citizen of the Republic of China - Taiwan. His principal business address is 4F, No. 2, Lane 47, Nan Kang Road, Sec. 3, Taipei, Taiwan, R.O.C.

       During the past five years, Mr. Cheng has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

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CUSIP No. 918278-10-2                                               Page 4 of 7


       ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On May 15, 1995, Scientek Corporation ("Scientek"), through Hai Hua Cheng, a director of the Issuer, C.C. Tsai and Wen-Dar Wu, invested $500,000 in the Issuer in consideration for ownership of 15% of the Issuer's outstanding Common Stock. Scientek, Mr. Tsai and Mr. Wu subsequently agreed to transfer the above shares to Mr. Cheng. In addition, on May 26, 1995, Mr. Cheng purchased 133,333 shares of Common Stock from Ray Hanner, an individual shareholder of the Issuer.

          On June 1, 1995, the Issuer borrowed $330,000 from Scientek and issued a promissory note, bearing no interest, due June 1, 1996. The note was assigned to Mr. Cheng by Scientek. The terms of the note provide that, as further consideration for the loan, the Issuer would issue 153,333 shares of Common Stock to Scientek immediately after repayment of the loan. On May 17, 1996, Mr. Cheng executed an agreement extending the term of the note to May 31, 1997. On June 12, 1996, in consideration for Mr. Cheng's agreement not to demand payment of the note until May 31, 1997, the Issuer's Board of Directors authorized the Issuer to offer Mr. Cheng the option to receive Common Stock based on a $4.50 per share conversion price in lieu of cash in payment of the note. The Board reserves and authorized the issuance of 73,333 shares of Common Stock for this purpose. On June 28, 1996, the Issuer repaid the loan made by Mr. Cheng by issuing 226,666 shares of Common Stock to Mr. Cheng in full payment of the note, including the 153,333 shares of Common Stock described above.

       ITEM 4. PURPOSE OF TRANSACTION.

          The acquisitions of Common Stock by Hai Hua Cheng were made to provide early stage financing for the Issuer. Except as noted below, Mr. Cheng has no present plans or proposals that relate to or would result in or cause:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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CUSIP No. 918278-10-2                                              Page 5 of 7



          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g)  changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j)  any action similar to any of those enumerated above.

       Mr. Cheng intends to transfer 500,000 shares of Common Stock to Wen-Dar Wu and an additional 500,000 shares of Common Stock to Chung-Che Tsai.

       In addition, the filing person reserves the right to adopt any of the plans and proposals listed in (a) - (j) above, subject to applicable regulatory requirements, if any; and to make additional transfers of the securities of the Issuer directly and/or sales of the securities of the Issuer in the open market.


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CUSIP No. 918278-10-2                                              Page 6 of 7



       ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) According to the Issuer, there were 12,803,045 shares of Common Stock outstanding as of May 12, 1997. Hai Hua Cheng currently owns beneficially 1,669,139 shares of the Issuer's Common Stock, representing 13.0% of the outstanding Common Stock.

          (b) Mr. Cheng has sole voting power over the 1,669,139 shares held by him.

          (c) Mr. Cheng has not effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Statement.

          (d) Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting person.

          (e) Item 5(e) is not applicable to this Statement.
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CUSIP No. 918278-10-2                                              Page 7 of 7

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As further consideration for Mr. Cheng's loans to the Issuer (described in Item 3 above), the Issuer issued a total of 132,666 shares of Common Stock to a voting trust ("Voting Trust") for the benefit of Mr. Cheng.

          The Voting Trust terminated upon consummation of the Issuer's initial public offering ("Offering") on October 29, 1996 and all 132,666 of the Voting Trust shares were transferred directly to Mr. Cheng.


       ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       (a) Voting Trust Agreement between Hai Hua Cheng and James F. Chen, Trustee, dated as of January 6, 1996, is incorporated herein by reference to Exhibit 9.1 of V-ONE Corporation's Registration Statement on Form S-1 (File No. 333-06535) as filed with the Securities and Exchange Commission on June 21, 1996.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 1997


                                            HAI HUA CHENG


                                            By: /s/ Hai Hua Cheng
                                                -------------------------------
                                                Hai Hua Cheng